UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2023

Commission file number: 001-41788

Lithium Americas Corp.

(Translation of Registrant’s name into English)

400-900 West Hastings Street,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.7 to this Form 6-K of Lithium Americas Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statements on Form F-3 (File No. 333-274883) and Form S-8 (File No. 333-274884) of the Company, as amended or supplemented.

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Carve-Out Interim Financial Statements for the nine months ended September 30, 2023

99.2	Management’s Discussion and Analysis for the nine months ended September 30, 2023

99.3	Unaudited Financial Statements for the period from incorporation on January 23, 2023 to September 30, 2023

99.4	News Release dated November 9, 2023

99.5	CEO Certification

99.6	CFO Certification

99.7	Consent of Rene LeBlanc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp.
(Registrant)

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: November 9, 2023